For Immediate Release	Media Contact:	Investor Contact:
November 8, 2010	Bo Piela	Patrick Flanigan
	(617) 768-6579	(617) 768-6563
Genzyme Responds to Sanofi-Aventis Letter

Reiterates Board’s Unanimous Position that $69 Offer is
Not Appropriate Starting Point for Discussions
Cambridge, MA — Genzyme Corp. (NASDAQ: GENZ) announced that it has responded to a letter sent earlier today by Sanofi-Aventis relating to its unsolicited tender offer. Genzyme’s response reiterates the unanimous view of its board of directors that the $69-per-share offer price is not an appropriate starting point for discussions because it dramatically undervalues the company.
Below is the full text of the letter that was sent to Sanofi-Aventis, which is also being filed with the U.S. Securities and Exchange Commission:
November 8, 2010
Mr. Christopher A. Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, avenue de France
75635 Paris, Cedex 13
Dear Chris,
Since we last met, Genzyme has provided the marketplace with detailed reports on our significant progress and detailed information about our near-term plans and future prospects, including the results of an independent third party study of alemtuzumab’s revenue potential.
Sanofi-Aventis, for its own purposes, has chosen to dismiss or ignore this information and stick to its opportunistic and inadequate $69.00 per-share offer, even as analysts have adjusted their targets to reflect the new information we have shared and we continue to have the support of our shareholders.
As we have repeatedly told Sanofi — and as our Lead Independent Director reaffirmed during our Investor Meeting — our Board is unanimous in its view that the $69.00 offer is not an appropriate starting point for the discussions Sanofi seeks. Our shareholders understand and support this position. In addition, as our Board has also made clear, we are open to a transaction that appropriately recognizes Genzyme’s intrinsic value and prospects. We will meet with Sanofi if it makes an offer that gives our Board of Directors reason to believe it will lead to that result.

Our Board is committed to taking all appropriate actions in the best interests of Genzyme and its shareholders, and we have done, are doing, and will continue to do, exactly that.
Sincerely,
Henri A. Termeer
Chairman and Chief Executive Officer
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Sanofi-Aventis. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.